Exhibit (a)(9)

Convergys Announces Successful Completion of Tender Offer for Intervoice

(Cincinnati; September 3, 2008)—Convergys Corporation (NYSE:CVG), a global leader in relationship management, announced today that it has accepted all shares that were tendered into its offer to purchase all outstanding common stock of Intervoice, Inc.

As of the expiration of the offer, approximately 81 percent of Intervoice’s outstanding shares were tendered by delivery of stock certificates and approximately 11 percent were tendered pursuant to notices of guaranteed delivery. Share certificates for most of the shares tendered by guaranteed delivery have already been delivered to Convergys. As of the close of business on September 2, 2008, Convergys had received and purchased share certificates representing approximately 89 percent of Intervoice’s outstanding shares.

Convergys anticipates that enough additional shares will be purchased today to enable Convergys to complete the acquisition of Intervoice either later today or on Thursday, September 4, 2008.

All other conditions to closing have been met. All Intervoice shares that were not purchased in the tender offer will be converted into $8.25 per share upon completion of the merger.

ABOUT CONVERGYS

Convergys Corporation (NYSE: CVG) is a global leader in relationship management. We provide solutions that drive more value from the relationships our clients have with their customers and employees. Convergys turns these everyday interactions into a source of profit and strategic advantage for our clients.

For 25 years, our unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.

Convergys is a member of the S&P 500 and has been voted a Fortune Most Admired Company for eight consecutive years. We have approximately 75,000 employees in 85 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East, and Asia, and our global headquarters in Cincinnati, Ohio. For more information, visit www.convergys.com

(Convergys and the Convergys logo are registered trademarks of Convergys Corporation.)

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Investor Contact:

David Stein, Investor Relations

+1 513 723 7768 or investor@convergys.com

Media Contact:

John Pratt, Corporate Communications

+1 513 723 3333 or john.pratt@convergys.com